UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Mana Capital Acquisition Corp.

(Name of Issuer)

Common Stock, $0.00001 par value

(Title of Class of Securities)

56168P 104

(CUSIP Number)

Mana Capital LLC 8 The Green, Suite A Dover, Delaware 19901 (302) 281-2147

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 22, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAMES OF REPORTING PERSON: Mana Capital LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY): 87-0925574
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,565,000 shares
	8	SHARED VOTING POWER: n/a
	9	SOLE DISPOSITIVE POWER: 1,565,000 shares
	10	SHARED DISPOSITIVE POWER: n/a
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,565,000 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

CUSIP No. 56168P 104	SCHEDULE 13D	Page 3 of 8

Item 1. Security and Issuer.

This Statement on Form 13D relates to the shares of common stock, par value $0.00001 (the “Shares” or the “Common Stock”), of Mana Capital Acquisition Corp., a corporation organized and existing under the laws of the State of Delaware (the “Issuer” or the “Company”). The address of the principal executive office of the Company is 8 The Green, Suite 12490, Dover, Delaware 19901.

On November 22, 2021, the registration statement of the Issuer for its initial public offering was declared effective by the Securities and Exchange Commission. The Issuer’s initial public offering (the “IPO” or the “Offering”) was comprised of the sale of units, each unit had an offering price of $10.00 and consists of one share of common stock, one-half of one redeemable warrant, and one right to acquire one-seventh (1/7th) of one share of common stock. The Issuer sold an aggregate of 6,200,000 units in its IPO. The IPO was completed on November 26, 2021 and is more fully described in the Company’s registration statement on Form S-1 (SEC File Number 333-260360).

In connection with the IPO, the underwriters were granted a 45-day option from the date of the prospectus (the “Over-Allotment Option”) to purchase up to 930,000 additional units to cover over-allotments (the “Option Units”), if any. On November 30, 2021, the underwriters purchased an additional 300,000 Option Units pursuant to the partial exercise of the Over-Allotment Option. The Option Units were sold at an offering price of $10.00 per Unit, generating additional gross proceeds to the Company of $3,000,000.

Item 2. Identity and Background.

This Statement is being filed by Mana Capital LLC (the “Reporting Person” or “Sponsor”), a Delaware limited liability company. The Reporting Person is a privately-owned entity and is the founder/sponsor of Issuer.

On June 22, 2021, the Reporting Person purchased 1,437,500 Shares for an aggregate subscription price of $25,000 pursuant to a subscription agreement between the Company and the Reporting Person. Subsequently, in September 2021, the Company and Reporting Person amended and restated the subscription agreement (the “First Amended and Restated Subscription Agreement”) and issued the Reporting Person an additional 62,5000 Shares so that the Reporting Person would hold an aggregate of 20% of the Company’s outstanding Common Stock after the IPO. In November 2021, the Company and Reporting Person entered into a second amendment and restated of the subscription agreement (the “Second Amended and Restated Subscription Agreement”) pursuant to which the Company issued the Reporting Person an additional 50,000 shares of Common Stock so that the number of shares of Common Stock held by the Reporting Person account for, in the aggregate, 20% of the issued and outstanding shares of Common Stock of the Company after the Offering. Further, the Issuer and the Reporting Person agreed that if the underwriters exercise the Over-Allotment Option, the Company will issue to the Reporting Person such number of additional shares of Common Stock (up to 232,500 shares) so as to enable the Reporting Person to maintain its ownership at 20% of the Company’s issued and outstanding shares of Common Stock. In connection with the partial exercise by the underwriters of the Over-Allotment Option, on November 30, 2021, the Company issued an additional 75,000 shares to the Reporting Person pursuant to the Second Amended and Restated Subscription Agreement.

Simultaneously with the closing of the IPO, the Issuer and the Reporting Person, pursuant to a warrant purchase agreement (the “Warrant Purchase Agreement”) completed the private sale of an aggregate of 2,500,000 warrants (the “Sponsor Warrants”) to the Reporting Person at a purchase price of $1.00 per Sponsor Warrant, generating gross proceeds to the Company of $2,500,000. The Sponsor Warrants are identical to the warrants sold in the IPO, except that the Sponsor has agreed not to transfer, assign or sell any of the Sponsor Warrants (except to certain permitted transferees) until 30 days after the completion of the Company’s initial business combination.

The Reporting Person is the sponsor of the Company and does not conduct other business activity. The business address of the Reporting Person is 8 The Green, Suite A, Dover, Delaware 19901.

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During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On June 22, 2021, the Reporting Person purchased 1,437,500 Shares for an aggregate subscription price of $25,000 pursuant to a subscription agreement between the Company and the Reporting Person. Pursuant to the First Amended and Restated Subscription Agreement and the Second Amended and Restated Subscription Agreement, the Reporting Person acquired an additional 112,500 shares of Common Stock of the Company, such that the Reporting Person was the owner of an aggregate of 1,550,000 shares of Common Stock immediately prior to the Offering. Pursuant to the Second Amended and Restated Subscription Agreement, the Company issued an additional 75,000 shares to the Reporting Person upon the consummation of partial exercise of the Over-Allotment Option. In addition, simultaneously with the closing of the IPO, the Reporting Person purchased an aggregate of 2,500,000 Sponsor Warrants for an aggregate purchase price of $2,500,000.

All funds used by the Reporting Person to purchase the securities of the issuer were from working capital of the Reporting Person.

Item 4. Purpose of Transaction.

The Reporting Person acquired the securities of the Issuer in connection with its founding and in order to further capitalize the Issuer in connection with its IPO. Reporting Person currently intends to hold the shares of Common Stock and other securities of the Issuer for investment purposes. The Reporting Person does not have any current intention to purchase additional Shares or other securities of Issuer, other than described below.

The Issuer has an initial time period of nine (9) months to complete its initial business combination. If Issuer determines that additional time is required, the Reporting Person and Issuer may elect to extend the period of time to consummate a business combination up to twelve (12) times, each by an additional one (1) month (for a total of up to 21 months to complete a business combination). Pursuant to the terms of the Issuer’s Amended and Restated Certificate of Incorporation and the trust agreement entered into between the Issuer and Continental Stock Transfer & Trust Company, in order to extend the time available for the Issuer to consummate its initial business combination, the Issuer’s board of directors would adopt a resolution approving such extension and the Reporting Person or its affiliates or designees (which may include the potential target business), upon five days advance notice prior to each applicable deadline, must deposit into the trust account $206,667 (or $237,667 if the underwriters' over-allotment option is exercised in full) (approximately $0.0333 per public share) for each one-month extension, up to an aggregate of $2,480,000 (or $2,852,000 if the underwriters' over-allotment option is exercised in full), or $0.40 per public share (for an aggregate of 12 months), on or prior to the date of the applicable deadline, for each extension. The Reporting Person (or its respective affiliates or designees) providing such additional funds will receive non-interest bearing, unsecured promissory notes equal to the amount of any such deposit. The final and definitive terms of any such loans have not yet been negotiated, but any such loan would be interest free and would either be paid upon consummation of our initial business combination, or, at the discretion of the person or persons funding such amounts, converted into additional warrants on the basis of $1.00 per warrant for each dollar amount deposited.

The Reporting Person may, from time to time, acquire additional shares of Common Stock in open market or negotiated block transactions, consistent with her investment purposes or may acquire additional securities of the Issuer through private transactions, which securities may be convertible into additional shares of Common Stock.

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The Reporting Person has agreed, subject to limited exceptions, not to transfer, assign or sell any of the Shares until the earlier to occur of: (A) six months after the completion of the Company’s initial business combination and (B) subsequent to such business combination, (x) if the last reported sale price of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after a business combination, or (y) the date on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the public stockholders having the right to exchange their shares of common stock for cash, securities or other property.

The Reporting Person has agreed to transfer to Mr. Jonathan Intrater, the Issuer’s Chief Executive Officer, an aggregate of 150,000 of its Shares upon, or subsequent to, the consummation of its initial business combination. In addition, the Reporting Person agreed to transfer to Mr. Intrater 100,000 of the Sponsor Warrants following the consummation of its initial business combination if the closing price of its common stock is greater than $12.50 per share for twenty (20) consecutive trading days prior to the consummation of our initial business combination. In addition, upon the completion of the Offering, the Reporting Person transferred 30,000 Shares to each of Mr. Allan Liu and Ms. Loren Mortman in consideration of future services to the Issuer as members of its board of directors.

Except as described herein, the Reporting Person does not currently have plans or proposals which relate to, or would result in: (i) the acquisition of additional securities of the Company or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company’s business or corporate structure; (vii) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of the Company’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of the Company's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change her intention with respect to any or all of such matters.

Item 5. Interest in Securities of the Issuer.

(a)   As of the date of this Schedule 13D, the Reporting Person may be deemed to be the beneficial owner of 1,565,000 shares of Common Stock, representing 20% of the Issuer’s outstanding Shares.

(b) (i)-(iv) The Reporting Person may be deemed to have sole voting and dispositive power over all of the Shares beneficially owned by it, as described above.

(c)   No transactions in securities of the Issuer were affected by the Reporting Person in the last 60 days, other than the following:

(i)                  Reporting Person purchased 2,500,000 Warrants simultaneously with completion of the Issuer’s IPO on November 26, 2021, for an aggregate purchase price of $2,500,000;

(ii)                Upon the consummation of the IPO, the Reporting Person transferred 30,000 Shares to each of the Company’s independent directors, Allan Liu and Loren Mortman; and

(iii)              The Company issued 75,000 Shares to the Reporting Person in connection with the partial exercise by the underwriters of the Over-Allotment Option.

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(d)       No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the ordinary shares beneficially owned by the Reporting Person.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Subscription Agreement (as amended and restated) and Warrant Purchase Agreement between the Issuer and Reporting Person

As described in Item 2 of this Schedule 13D, the Issuer and Reporting Person entered into a subscription agreement, the First Amended and Restated Subscription Agreement on September 22, 2021 and the Second Amended and Restated Subscription Agreement on November 9, 2021, pursuant to which the Reporting Person acquired the shares of Common Stock owned by it and reported herein. The descriptions of the subscription agreement, First Amended and Restated Subscription Agreement and the Second Amended and Restated Subscription Agreements are qualified in their entirety by reference to the full text of such agreements, copies of which were filed as Exhibit 10.8, Exhibit 10.9 and Exhibit 10.10, respectively, to the Registration Statement on Form S-1 initially filed by the Issuer with the SEC on October 19, 2021, as amended (and are incorporated by reference herein as Exhibits 10.1, 10.2, and 10.3, respectively).

As described in Item 2 of this Schedule 13D, simultaneously with the closing of the IPO, the Issuer and the Reporting Person, pursuant to the Warrant Purchase Agreement completed the private sale of an aggregate of 2,500,000 Sponsor Warrants to the Reporting Person at a purchase price of $1.00 per Sponsor Warrant. The description of the Warrant Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.6 to the Current Report on Form 8-K filed by the Issuer with the SEC on November 26, 2021 (and is incorporated by reference herein as Exhibit 10.4).

Insider Letter

On November 22, 2021, in connection with the IPO, the Issuer and the Reporting Person entered into a letter agreement (the “Insider Letter”). Pursuant to the Insider Letter, the Reporting Person agreed (A) to vote its Shares and any public shares in favor of any proposed business combination, (B) not to propose an amendment to the Issuer’s Amended and Restated Certificate of Incorporation that would modify the substance or timing of the Issuer’s obligation to redeem the public shares if the Issuer does not consummate a business combination within 9 (or up to 21) months from the completion of the initial public offering, unless the Issuer provides the holders of public shares with the opportunity to redeem such shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Issuer’s trust account set up in connection with the IPO (the “Trust Account”), (C) not to redeem any Shares into the right to receive cash from the Trust Account in connection with a shareholder vote to approve the Issuer’s proposed initial business combination or a vote to amend the provisions of the Issuer’s Amended and Restated Certificate of Incorporation relating to shareholders’ rights or pre-business combination activity and (D) that the Shares shall not participate in any liquidating distribution upon winding up if a business combination is not consummated. The Reporting Person also agreed that in the event of the liquidation of the Trust Account of the Issuer (as defined in the Insider Letter), it will indemnify and hold harmless the Issuer against any and all loss, liability, claims, damage and expense whatsoever which the Issuer may become subject as a result of any claim by any vendor or other person who is owed money by the Issuer for services rendered or products sold to or contracted for the Issuer, or by any target business with which the Issuer has discussed entering into a transaction agreement, but only to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds in the Trust Account; provided that such indemnity shall not apply if such vendor or prospective target business executes an agreement waiving any claims against the Trust Account. In addition, the Sponsor also agreed in the Letter Agreement to transfer restrictions summarized in Item 4 of this Schedule 13D.

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The description of the Insider Letter is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC on November 26, 2021 (and is incorporated by reference herein as Exhibit 10.5).

Registration Rights Agreement

On November 22, 2021, in connection with the IPO, the Issuer and the Reporting Person entered into a registration rights agreement, pursuant to which the Reporting Person was granted certain demand and “piggyback” registration rights, which will be subject to customary conditions and limitations, including the right of the underwriter of an offering to limit the number of shares offered. The summary of such registration rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.4 to the Form 8-K filed by the Issuer with the SEC on November 26, 2021 (and is incorporated by reference herein as Exhibit 10.6).

Escrow Agreement

On November 22, 2021, in connection with the IPO, the Issuer and the Reporting Person entered into a stock escrow agreement with Continental Stock Transfer & Trust Company, and the other holders party thereto, pursuant to which the Reporting Person and the other initial stockholders agreed to deposit their Shares into an escrow account maintained by Continental Stock Transfer & Trust Company. The summary of such stock escrow agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.5 to the Form 8-K filed by the Issuer with the SEC on November 26, 2021 (and is incorporated by reference herein as Exhibit 10.7).

Item 7. Materials to be Filed as Exhibits

Item	Description
10.1	Securities Subscription Agreement dated June 22, 2021 (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form S-1/A filed by the Company on November 10, 2021).
10.2	Amended and Restated Subscription Agreement dated September 22, 2021 (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form S-1/A filed by the Company on November 10, 2021).
10.3	Second Amended and Restated Subscription Agreement dated November 9, 2021(incorporated by reference to Exhibit 10.10 to the Registration Statement on Form S-1/A filed by the Company on November 10, 2021).
10.4	Private Placement Warrant Purchase Agreement, dated November 19, 2021, by and between the Company and the Sponsor (incorporated by reference to Exhibit 10.6 to the Form 8-K filed on November 26, 2021).
10.5	Letter Agreement, dated November 22, 2021, by and among the Company, its independent directors and the Sponsor (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on November 26, 2021).
10.6	Registration Rights Agreement, dated November 22, 2021, by and among the Company, the Sponsor and the other holders party thereto (incorporated by reference to Exhibit 10.4 to the Form 8-K filed on November 26, 2021).
10.7	Stock Escrow Agreement, dated November 22, 2021, by and among the Company, the Sponsor, Continental Stock Transfer & Trust Company, and the other holders party thereto (incorporated by reference to Exhibit 10.5 to the Form 8-K filed on November 26, 2021).

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Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Mana Capital LLC
	By:	Juventus, LLC, its sole member

Dated: December 3, 2021	By:	/s/ Tong Mao
		Name:	Tong Mao
		Title:	Sole Member